EXHIBIT 99.1

MAHANAGAR TELEPHONE NIGAM LIMITED
NEWS RELEASE

For Immediate Release
              February 1, 2012

MAHANAGAR TELEPHONE NIGAM LIMITED
ANNOUNCES NYSE WARNING OVER LOW STOCK PRICE

New Delhi, January 31, 2012 - Mahanagar Telephone Nigam Limited (the “Company”) NYSE: MTE, announces that the New York Stock Exchange notified the Company that as of the period ended January 4, 2012, its ADSs fell below the NYSE’s listing standard that requires a minimum average closing price of $1.00 per share over 30 consecutive trading days.

The NYSE rules provide that the Company has six months to regain compliance with the price compliance requirement, and if it fails to regain compliance the NYSE will start suspension and delisting procedures.  During that six month period the Company would regain compliance if both the price per share at the last trading day of any month exceeds $1.00 and an average share price for the 30 trading days then ended also exceeds $1.00.  Subject to compliance with the NYSE’s other listing requirements during the cure period, the Company’s ADSs will continue to be listed and traded on the NYSE.

The Company has notified the NYSE stating that it intends to cure the price deficiency by meeting the minimum price requirements by the end of February 2012.  Since January 4, 2012, the average closing price of the Company’s ADSs has been $1.06 per share with the closing price of $1.21 on January 27, 2012.

For additional information contact:

Smt. Anita Soni, Director Finance
dirfinco@bol.net.in
91-11-2332-1095

-or-

Carter Ledyard & Milburn LLP
rich@clm.com
212-238-8895